Exhibit 99.1

Draganfly Announces Q2 Results - Another Record

Revenue Quarter

Los Angeles, CA. August 9, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its second quarter financial results. Revenue growth for the second quarter was driven by strong product sales.

Key Financial and Operational Highlights for Q2 2022:

●	Revenue for the second quarter of 2022 was $2,370,115, an increase of 19.6% year-over-year from the second quarter of 2021 with all sales coming from organic growth. The bulk of the revenue came from product sales while drone services sales were $837,131.

●	Gross Profit for Q2 2022 increased $284,996 over the same period in 2021 representing an increase of 39.1% year over year. Gross margin percentage for Q2 2022 was 42.8% compared to 36.8% in Q2 2021. The increase is due to the sales mix of the products sold.

●	The Company recorded a comprehensive income of $0.64 million in the second quarter of 2022 compared to a loss of $8.10 million in the same period of 2021. The comprehensive income for the period includes a non-cash gain in fair value of derivative liability of $6,094,438 and would otherwise be a loss of $5,454,114. The second quarter of 2021 included a non-cash loss in fair value derivative of $4,821,177 and would otherwise be a loss of $3,274,179. Contributors to the year-over-year change included increased insurance and wage costs partially offset by increased revenues.

●	Cash balance on June 30, 2022 of $16.2 million compared to $23.1 million on December 31, 2021.

●	Draganfly launched its Heavy Lift and Commander 3 XL Drones. Draganfly’s Heavy Lift Drone is a versatile, industrial, multirotor unmanned aerial vehicle (“UAV”) that is designed to lift more and fly further. Capable of automated missions and manual flight operations, the Company’s heavy-duty, robust UAV has a payload lift capacity of 67 pounds and up to 55 minutes of flight time. Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV that is designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones is capable of drop and winch-down systems to transport up to 26 pounds of payload. It performs extremely well in light rain and snow. Both Draganfly’s Heavy Lift and Commander 3XL Drones are compatible with a variety of interchangeable payloads, including optical and thermal imaging solutions, specialized delivery containers, and the Company’s Long Range LiDAR system.

●	Draganfly announced its new Long Range Light Detection and Ranging (“LiDAR”) system. the Long Range LiDAR system is able to provide accurate distance measurements and improved resolution over conventional photogrammetry methods. Draganfly’s Long-Range LiDAR system is compatible with unmanned aerial vehicles (“UAVs”), helicopters, and other aircraft. It can also be used as a mobile scanning solution when mounted on a vehicle or backpack. The Company’s cutting-edge sensor technology can be used for multiple applications, including mapping and surveying forests, cities, real estate, energy infrastructure, and telecommunications infrastructure, to name a few customer-driven use cases.

●	Draganfly successfully completed deployment and training of its Medical Response Drone to Revived Soldiers Ukraine (“RSU”), in partnership with Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”). Draganfly’s Medical Response Drone is equipped with the Company’s temperature-managed Medical Response Payload Box, which can transport up to 35 pounds of temperature-sensitive medical supplies, including blood, pharmaceuticals, insulin/medicines, vaccines, water, and wound care kits. The innovative payload system on this type of drone ensures ease of access when top mounted and effective quick-release operations when bottom mounted.

●	Draganfly provided Revived Soldiers Ukraine (“RSU”) with five highly specialized Medical Response Drones using funds provided by DroneAid: Ukraine. Draganfly’s Medical Response Drones are heavy-duty, multirotor UAVs capable of ensuring the timely delivery of temperature-sensitive medical supplies and life-saving equipment to dangerous and hard-to-reach areas.

●	Draganfly partnered with Coldchain Delivery Systems, Inc. (“Coldchain Delivery Systems”), to deploy and train its first two Situational Assessment Drones to Revived Soldiers Ukraine (“RSU”). The Situational Assessment Drones were received by Iryna Vashchuk Discipio, President of RSU, and members of her staff, including pilots, at a facility in Poland on June 10, 2022. The drones were then transported to Ukraine, where the Company’s experienced pilots conducted a thorough virtual training with RSU’s drone operators. Draganfly selected AeroVironment’s Quantix™ Mapper hybrid vertical take-off and landing (“VTOL”) drone to serve as the Company’s Situational Assessment Drone. Working with AeroVironment in 2020, the versatile remotely piloted aircraft system (“RPAS”) became the fifth aircraft in Draganfly’s fleet to meet Transport Canada’s safety assurance certification for RPAS advanced flight operations.

●	Alabama State University (“ASU”) is offering the Draganfly Drone Technology Course through ASU’s Division of Continuing Education. Draganfly’s experienced team is sharing their vast industry knowledge with a variety of ASU faculty members and students. The program provides an introduction to unmanned aerial vehicles (UAVs) and explores advanced topics including regulations, airspace operations, and navigation. Draganfly’s Drone Technology Course includes a Federal Aviation Administration (“FAA”) Part 107 drone preparation course. To fly drones under the FAA’s Small Unmanned Aircraft Systems (UAS) Rule (Part 107), a Remote Pilot Certificate must be obtained. The certificate demonstrates that pilots understand the regulations, operating requirements, and procedures for safely flying drones.

●	John M. Mitnick, a member of the board of directors of the Company since June 2020, was appointed Chairman of the Board. Cameron Chell, the Chief Executive Officer and director, was also appointed President of the Company. Paul Mullen, formerly the Vice President of Draganfly’s Vital Intelligence Group, was appointed to serve as the Company’s Chief Operating Officer. Mr. Mullen is the first individual to hold this position.

“This has been an incredible quarter. Draganfly has reached key milestones during this quarter solidifying our commitment to delivering our cutting-edge drone solutions, software, and AI systems. The company’s ability to continuously perform quarter over quarter is a direct result of the team’s ongoing commitment of being a leader in the drone manufacturing and solutions space,” Cameron Chell, Draganfly President and CEO.

Draganfly will hold a shareholder update and earnings call on August 9, 2022 at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here: https://bit.ly/3Jpq42Q

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended June 30, 2022, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Total revenues	$2,370,115	$1,981,872	$4,414,677	$3,521,608
Gross Profit (as a % of revenues)	42.8%	36.8%	41.4%	35.3%
Net income (loss)	475,315	(7,690,754)	(5,729,020)	(52,891,831)
Net income (loss) per share ($)
- Basic	0.01	(0.29)	(0.17)	(2.25)
- Diluted	0.01	(0.29)	(0.17)	(2.25)
Comprehensive income (loss)	640,324	(8,095,356)	(5,652,170)	(53,010,003)
Comprehensive income (loss) per share ($)
- Basic	0.02	(0.31)	(0.17)	(2.25)
- Diluted	0.02	(0.31)	(0.17)	(2.25)
Change in cash and cash equivalents	$(3,355,056)	$(3,301,505)	$(6,853,867)	$15,284,189

As at	June 30, 2022	December 31, 2021
Total assets	$32,789,416	$42,113,240
Working capital	22,210,586	26,836,922
Total non-current liabilities	411,279	465,214
Shareholders’ equity	$30,243,553	$34,926,239

Number of shares outstanding	33,209,650	33,168,946

Notes:

(1)	The net income (loss) and comprehensive income (loss) for the three and six months ended June 30, 2022, include a change in fair value of derivative liability of $6,094,438 and 4,863,578 respectively, and would otherwise been a loss of $5,619,123 for the net income (loss), and a loss of $5,454,114 for the comprehensive income (loss), respectively for the three months ended June 30, 2022 and a net loss of $11,363,858 and a comprehensive loss of 11,287,008 for the six months ended June 30, 2022.

(2)	Shareholders’ equity and working capital as at June 30, 2022 includes a fair value of derivative liability of $696,424 and would otherwise be $30,939,977 and working capital of $22,907,010 respectively.

	2022 Q2	2022 Q1	2021 Q2
Revenue	$2,370,115	$2,044,562	$1,981,872
Cost of goods sold	$(1,356,526)	$(1,228,412)	$(1,253,279)
Gross profit	$1,013,589	$816,150	$728,593
Gross margin – percentage	42.8%	39.9%	36.8%
Operating expenses	$(7,176,445)	$(6,173,819)	$(3,340,952)
Operating income (loss)	$(6,162,856)	$(5,357,669)	$(2,612,359)
Operating loss per share - basic	$(0.19)	$(0.16)	$(0.10)
Operating loss per share - diluted	$(0.19)	$(0.16)	$(0.10)
Other income (expense)	$6,638,171	$(846,666)	$(4,955,575)
Change in fair value of derivative liability *	$6,094,438	$(1,230,860)	$(4,821,177)
Other comprehensive income (loss)	$165,009	$(88,159)	$(404,602)
Comprehensive income (loss)	$640,324	$(6,292,494)	$(8,095,356)
Comprehensive income (loss) per share - basic	$0.02	$(0.19)	$(0.30)
Comprehensive income (loss) per share - diluted	$0.02	$(0.19)	$(0.30)

* Included in other income (expense)

(3)	The other income (expense) and comprehensive income (loss) for the second quarter of 2022 include a fair value derivative liability gain of $6,094,438 and would otherwise be an income of $543,733 and loss of $5,454,114, respectively.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.